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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 2002
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                  SCHEDULE TO/I

                                  (RULE 13e-4)

                           -------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                           -------------------------

                                  VASTERA, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                           -------------------------

           CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01,
        HAVING AN EXERCISE PRICE PER SHARE EQUAL TO OR GREATER THAN $6.50
                         (TITLE OF CLASS OF SECURITIES)

                           -------------------------

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           -------------------------

                                 MARK J. FERRER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  VASTERA, INC.
                         45025 AVIATION DRIVE, SUITE 300
                             DULLES, VIRGINIA 20166
                                 (703) 661-9006
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)
                                   COPIES TO:
                                ELLEN S. BANCROFT
                                  AMY C. HAGEN
                         BROBECK, PHLEGER & HARRISON LLP
                               38 TECHNOLOGY DRIVE
                          IRVINE, CALIFORNIA 92618-2301
                                 (949) 790-6300

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 92239N10.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO/I (the "SCHEDULE TO") filed with the Securities and Exchange Commission on August 30, 2002, and as amended by Amendment No. 1 filed on September 13, 2002 and reports the final results of our offer to exchange certain option to purchase shares of our common stock, par value $0.01, having an exercise price per share of $6.50 or more for new options to purchase shares of our common stock, upon terms and subject to the conditions described in the Offer to Exchange, dated August 30, 2002, and the related Letter of Transmittal.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The offer made pursuant to the Schedule TO expired at 9:00 p.m. Eastern Time, Monday, September 30, 2002. We accepted for exchange and cancellation eligible options and required options to purchase an aggregate of 3,740,723 shares of our common stock representing approximately 70% of the options subject to the offer. Subject to the conditions described in the offer to exchange, we will grant new options on or after April 3, 2003 in exchange for the eligible options and required options accepted for exchange and cancellation.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                VASTERA, INC.

                                By:         /s/  MARK J. FERRER
                                    --------------------------------------
                                               MARK J. FERRER
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date:  October 8, 2002